                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                            DIGITAL ANGEL CORPORATION
                   ( FORMERLY MEDICAL ADVISORY SYSTEMS, INC.)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   58449P 10 1
                                 (CUSIP Number)


                              James H. Carll, Esq.
                                Archer & Greiner
                              One Centennial Square
                              Haddonfield, NJ 08033
                                 (856-795-2121)

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                   May 1, 2002
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)
                                     Page 1

--------------------------------------------------------------------------------
CUSIP NO.         58449P 10 1
--------------------------------------------------------------------------------

1)       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         eResearchTechnology, Inc
--------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------

3)       SEC Use Only
--------------------------------------------------------------------------------

4)       Source of Funds (See Instructions)

                           WC
--------------------------------------------------------------------------------

5)       Check if Disclosure of Legal Proceedings is
                        Required Pursuant to Items 2(d) or 2(e)              [ ]
--------------------------------------------------------------------------------

6)       Citizenship or Place of Organization

                           State of Delaware
--------------------------------------------------------------------------------

Number of Shares  (7)      Sole Voting Power         375,025
Beneficially      --------------------------------------------------------------
Owned By Each
Reporting         (8)      Shared Voting Power       Zero
Person            --------------------------------------------------------------
With
                  (9)      Sole Dispositive Power    375,025
                  --------------------------------------------------------------

                  (10)    Shared Dispositive Power   Zero
                  --------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                           375,025
--------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]
--------------------------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)

                              1.6%
--------------------------------------------------------------------------------

14)      Type of Reporting Person (See Instructions)

                            CO
--------------------------------------------------------------------------------

         The Statement on Schedule 13-D dated March 30, 2000, as heretofore amended (the "Schedule 13-D"), is hereby amended as follows:

Item 4 - Purpose of Transactions.

         Item 4 of the Schedule 13-D is hereby amended by adding the following additional paragraph:

         The Reporting Person intends to liquidate its remaining shares of the Common Stock of the Issuer. The timing of these sales will be based upon market and business conditions and other factors.

Item 5- Interest in Securities of the Issuer.

         Item 5 of the Schedule 13-D is hereby amended to read in its entirety as follows:

         The Reporting Person owns 375,025 shares of the Common Stock, representing 1.6% of the outstanding Common Stock (such percentage being based upon the outstanding shares as indicated in Issuer's most recent available filing with the Securities and Exchange Commission). The Reporting Person possesses the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock owned by it.

         To the best knowledge of the Reporting Person, none of the persons listed in Item 2 to the Schedule 13-D beneficially owns any shares of Common Stock.

         The Reporting Person made, during the period following the date of Amendment No. 1 to the Schedule 13-D to the date of this Amendment No. 2, market sales of the Common Stock as described on Schedule I hereto. Such sales were effectuated on the books of the Issuer on May 1, 2002.

         Due to the issuance of additional shares by the Issuer, the Reporting Person ceased being the beneficial owner of more than 5% of the Common Stock on March 27, 2002.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 1, 2002                            eResearchTechnology, Inc.


                                              By: /s/ Bruce Johnson
                                                 ------------------------------
                                                 Bruce Johnson
                                                 Senior Vice President and
                                                 Chief Financial Officer

                                   SCHEDULE I

                          Market Sales of Common Stock

         During the period from the date of Amendment No. 1 to Schedule 13-D to the date of Amendment No. 2 to Schedule 13-D, eResearchTechnology, Inc effected the following sales of Common Stock in market transactions by brokers acting on its behalf:

---------------------------------------- ------------------------------------ --------------------------------------
                 Date                               No. of Shares                        Price Per Share
---------------------------------------- ------------------------------------ --------------------------------------
                4/2/02                                 13,900                                $5.4051
---------------------------------------- ------------------------------------ --------------------------------------
                4/3/02                                  4,500                                5.0244
---------------------------------------- ------------------------------------ --------------------------------------
                4/4/02                                 14,900                                5.0688
---------------------------------------- ------------------------------------ --------------------------------------
                4/5/02                                  1,000                                 4.70
---------------------------------------- ------------------------------------ --------------------------------------
                4/8/02                                  6,500                                 4.046
---------------------------------------- ------------------------------------ --------------------------------------
                4/9/02                                 46,200                                4.0274
---------------------------------------- ------------------------------------ --------------------------------------
                4/10/02                                20,000                                4.1424
---------------------------------------- ------------------------------------ --------------------------------------
                4/11/02                                 2,000                                 4.10
---------------------------------------- ------------------------------------ --------------------------------------